SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2255	IFERT@STBLAW.COM

December 9, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:	SeaWorld Entertainment, Inc. – Registration
Statement on Form S-1 (File No.: 333-192420)

John Dana Brown

Tonya K. Aldave

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 6, 2013 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on November 20, 2013 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1

Principal and Selling Shareholders, page 115

1.	Please disclose that the selling stockholders may be deemed underwriters for this offering.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 115 to disclose that the selling stockholders may be deemed underwriters within the meaning of the Securities Act with respect to the shares being offered.

2.	Please tell us if any of the selling shareholders are broker-dealers or affiliates of broker-dealers. To the extent that any selling shareholders are affiliates of broker-dealers but are not broker-dealers themselves, please revise to state that each of them (1) purchased their shares in the ordinary course of business and (2) at the time of the purchase of the shares to be resold, had no agreements or understanding, directly or indirectly, with any person to distribute the shares. If you are not able to make these statements in the prospectus about any selling shareholders that are affiliates of broker-dealers please revise to name those selling shareholders as underwriters in the prospectus. To the extent that any selling shareholders are broker-dealers please revise to name them as underwriters in the prospectus.

The Registrant respectfully advises the Staff that none of the selling stockholders are broker-dealers. Each of the selling stockholders is an affiliate of Blackstone Advisory Partners L.P., a registered broker-dealer and an underwriter in this offering. In response to the Staff’s comment, the Registrant has revised the disclosure on page 115 to include the disclosure suggested by the Staff.

* * * * * * *

Please call me (212-455-2255) or Lauren Yoon of my firm (310-407-7580) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert

2